UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act Of 1934


                             Repap Enterprises Inc.
                       ---------------------------------
                                (Name of Issuer)


                                  Common Stock
                       ---------------------------------
                         (Title of Class of Securities)

                                    76026M309
                       ---------------------------------
                                 (CUSIP Number)

Reko Aalto-Setala                                    with copies to:
General Counsel                                      Timothy B. Goodell, Esq.
UPM-Kymmene Corporation                              White & Case LLP
Etelaesplanadi 2                                     1155 Avenue of the Americas
P.O. Box 380                                         New York, NY 10036
FIN-00101 Helsinki, Finland                          (212) 819-8200
358-204-15-111
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 12, 2000
                       ---------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

CUSIP No. 76026M309


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         UPM-Kymmene Corporation          I.R.S. Identification No.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         WC
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      / /
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of Finland

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              155,593,177*
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            256,399,957
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            155,593,177*
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            None
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         411,993,134*
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        / /
         CERTAIN SHARES
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         55.4%*
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------


* The number of shares indicated includes 10 shares owned by Blandin Paper Company, a wholly-owned subsidiary of UPM, but does not include shares which may be held by any of UPM's employee benefits plans.

SCHEDULE 13

         This Amendment No. 1 amends and supplements the Schedule 13D filed on September 7, 2000 by UPM-Kymmene Corporation ("UPM") in relation to the common shares (the "Common Shares") of Repap Enterprises Inc., a corporation organized under the laws of Canada ("Repap").

Item 2.  Identity and Background

         Item 2(a)-(c); (f) is hereby amended by adding the following to the end of the second paragraph thereof:

         "On September 12, 2000, UPM and Repap entered into an Amending Agreement (the "Amending Agreement") to amend the Acquisition Agreement. As a result of the amendments set forth in the Amending Agreement, the consideration to be received upon the Amalgamation will be paid by UPM or a wholly-owned subsidiary of UPM rather than the corporation continuing as a result of the Amalgamation ("Amalco"). The Amending Agreement is incorporated herein by reference and is filed as Exhibit 6 hereto."

         Item 2(a)-(c); (f) is hereby amended by adding the following to the end of the fourth paragraph thereof:

         "On September 12, 2000, two corporations controlled by George S. Petty, George S. Petty Management Ltd. and 1211423 Ontario Inc. (collectively, "Petty"), entered into an agreement with UPM (the "Petty Agreement") pursuant to which Petty has agreed, subject to the terms and conditions set forth therein, to support the transaction and vote Petty's combined total of approximately 3.7% of the Common Shares in favor of the Amalgamation and against any action which would impede the Amalgamation. Petty is also the beneficial owner of 240,000 Preferred Shares, Series C and 400,000 Preferred Shares, Series F of Repap (the "Preferred Shares") which together constitute all of the issued and outstanding preferred shares of Repap. The Preferred Shares are entitled to be voted together with the Common Shares (and not as a separate class) in respect of the Amalgamation. Pursuant to the Petty Agreement, Petty has agreed, subject to the terms and conditions set forth therein, to vote the Preferred Shares in favor of the Amalgamation and against any action which would impede the Amalgamation. The Petty Agreement is described in Item 6 below. The Petty Agreement is incorporated herein by reference and is filed as Exhibit 7 hereto."

Item 5.  Interest in Securities of the Issuer

         Item 5(a) is hereby amended by deleting the first sentence thereof in its entirety and by replacing it with the following:

         "As a result of the Option Agreement, the Letter Agreements, the Petty Agreement and other holdings, UPM may be deemed to be the beneficial owner of 411,993,134 Common Shares, which would represent approximately 55.4% of the Common Shares outstanding (based on 743,960,637 Common Shares outstanding as reported in Repap's Form 10-Q filed on August 4, 2000 and as represented to UPM by Repap in the Acquisition Agreement)."

         Item 5(b) is hereby amended by adding the following to the end of the first paragraph thereof:

         "Pursuant to the Petty Agreement, UPM has shared power to vote all the Common Shares owned by Petty (27,412,255) in the limited circumstances set forth in the Petty Agreement."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 is hereby amended by adding the following to the end thereof:

         "3.      Petty Agreement

         Under the Petty Agreement, Petty has agreed to support the transaction and vote the 27,412,255 Common Shares (equal to approximately 3.7% of the Common Shares) owned by Petty and the Preferred Shares in favor of approving the Amalgamation. This support is being granted subject to the same conditions outlined above in respect of the Supporting Shareholders except that the Petty Agreement also provides that if the Amalgamation is consummated, UPM or a wholly-owned subsidiary of UPM will offer to purchase, and Petty has agreed to sell, the preferred shares in Amalco into which the Preferred Shares will be converted on the Amalgamation."

Item 7.  Material to be filed as Exhibits

         Item 7 is hereby amended by adding the following thereto:

         "6. Amending Agreement dated September 12, 2000, between UPM-Kymmene Corporation and Repap Enterprises Inc.

          7. Support Agreement dated September 12, 2000, between UPM-Kymmene Corporation and George S. Petty Management Ltd. and 1211423 Ontario Inc."

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 13, 2000




                                               UPM-KYMMENE CORPORATION



                                               By: /s/ Reko Aalto-Setala
                                                  ------------------------------
                                                  Name:  Reko Aalto-Setala
                                                  Title:  General Counsel




                                               By:  /s/ Jaakko Palsanen
                                                  ------------------------------
                                                  Name:  Jaakko Palsanen
                                                  Title:  Vice President

The following table sets forth for the executive  officers and directors of UPM:
(i) the name of each such person; and (ii) the present principal occupation or employment of each such person. The principal business address of UPM and the current business address for each of its officers and directors is UPM-Kymmene Corporation, Etelaesplanadi 2, P.O. Box 380, FIN-00101, Helsinki, Finland.

         Executive Officers and Directors of UPM-Kymmene Corporation

                                        Present principal occupation or
Name/Position                           employment and name of employer

Tauno Matomaki                          Chairman  of the  Board  of  UPM-Kymmene
                                        Corporation

Jouko K. Leskinen                       Vice    Chairman   of   the   Board   of
                                        UPM-Kymmene  Corporation;  President and
                                        Chief Executive Officer of Sampo Group

Carl H. Amon III                        Director  of  UPM-Kymmene   Corporation;
                                        Partner of White & Case LLP

L.J. Jouhki                             Director  of  UPM-Kymmene   Corporation;
                                        Managing Partner of Thom Companies

Anton Lenstra                           Director  of  UPM-Kymmene   Corporation;
                                        Executive  Vice  President  of  Unilever
                                        N.V.

Juha Niemela                            President and Chief Executive Officer of
                                        UPM-Kymmene Corporation

Jorma Ollila                            Director  of  UPM-Kymmene   Corporation;
                                        Chairman and Chief Executive  Officer of
                                        Nokia Corporation

Gustaf Serlachius                       Director  of  UPM-Kymmene   Corporation;
                                        Chairman of the Administrative Board and Management of the Gosta Serlachius Fine
                                        Arts Foundation

Vesa Vainio                             Director  of  UPM-Kymmene   Corporation;
                                        Chairman of Nordic Baltic Holding

Matti Kavetvuo                          Director  of  UPM-Kymmene   Corporation;
                                        President   and  CEO  of  Pohjola  Group
                                        Insurance Corporation

Martti Ahtisaari                        Director  of  UPM-Kymmene   Corporation;
                                        Former President of the Republic of Finland

Martin Granholm                         Executive  Vice President of UPM-Kymmene
                                        Corporation

Jan-Henrik Kulp                         Chief  Financial  Officer of UPM-Kymmene
                                        Corporation

Heikki Sara                             Senior  Vice  President,  Resources,  of
                                        UPM-Kymmene Corporation

Kari Toikka                             Senior    Vice    President,    Investor
                                        Relations   and    Administration,    of
                                        UPM-Kymmene Corporation

Pentti Kallio                           President,     Converting     Materials,
                                        UPM-Kymmene Corporation

Ismo Lepola                             President,     Magazine    Papers,    of
                                        UPM-Kymmene Corporation

Matti J. Lindahl                        President,  Fine Papers,  of UPM-Kymmene
                                        Corporation

Kari Makkonen                           President,     Wood    Materials,     of
                                        UPM-Kymmene Corporation

                                  EXHIBIT INDEX

         The Exhibit Index is hereby amended and restated to read in its entirety as follows:

"1. Joint Press Release, dated August 29, 2000, issued by UPM-Kymmene Corporation and Repap Enterprises, Inc.

2. Acquisition Agreement dated August 28, 2000, between UPM-Kymmene Corporation and Repap Enterprises Inc.

3. Option Agreement dated August 28, 2000, between UPM-Kymmene Corporation and Repap Enterprises Inc.

4. Letter Agreement dated August 28, 2000, between UPM-Kymmene Corporation and the Third Avenue Trust, for the Third Avenue Value Fund Series and the Third Avenue Small Cap Value Fund Series.

5. Letter Agreement dated August 28, 2000, between UPM-Kymmene Corporation and TD Asset Management Inc.

6. Amending Agreement dated September 12, 2000, between UPM-Kymmene Corporation and Repap Enterprises Inc.

7.       Support  Agreement  dated  September  12,  2000,  between   UPM-Kymmene
         Corporation  and George S. Petty  Management  Ltd. and 1211423  Ontario
         Inc."